[Central Federal Corporation Letterhead]

April 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Era Anagnosti, Legal Branch Chief – Office of Financial Services
Kate Donovan, Staff Attorney

Re:	Central Federal Corporation
Registration Statement on Form S-3 (File No. 333-216922)

Ladies and Gentlemen:

Central Federal Corporation (the “Registrant”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Monday, May 1, 2017, or as soon thereafter as practicable.

In connection with the above request, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-5465 or by facsimile at (614) 719-4776.

Very truly yours,

/s/ Timothy T. O’Dell

Timothy T. O’Dell

President and Chief Executive Officer